BBB Foods Inc. and Subsidiaries

Unaudited Interim Condensed Consolidated Financial Statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

BBB Foods Inc. and Subsidiaries

Index

Unaudited Interim Condensed Consolidated Financial Statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

BBB Foods Inc. and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Financial

Position

As of March 31, 2026 and December 31, 2025

Thousands of Mexican Pesos (Ps.)

	As of March 31,		As of December 31,

	2026		2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps.	1,343,519	Ps.	1,427,248
Short-term bank deposits		2,728,532		2,711,422
Sundry debtors		210,880		125,033
VAT and other taxes receivable		1,167,280		1,172,101
Advanced payments		129,211		72,927
Inventories		4,120,346		4,217,417
Total current assets	Ps.	9,699,768	Ps.	9,726,148
NON-CURRENT ASSETS:
Guarantee deposits		159,231		109,096
VAT receivable		312,477		333,607
Property, furniture, equipment, and leasehold improvements – Net (Note 6)		9,949,559		9,348,874
Right-of-use assets – Net (Note 7)		11,364,858		10,305,131
Intangible assets – Net		33,532		27,819
Deferred income tax		745,758		675,504
Total non-current assets	Ps.	22,565,415	Ps.	20,800,031
Total assets	Ps.	32,265,183	Ps.	30,526,179

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Suppliers		12,078,709		11,428,037
Accounts payable and accrued expenses		709,600		536,792
Income tax payable		54,523		41,624
Bonus payable to related parties (Note 9)		131,778		102,988
Short-term debt (Note 10)		1,496,672		2,107,044
Lease liabilities (Note 11)		1,252,739		1,118,382
Employees’ statutory profit sharing payable		341,046		267,423
Total current liabilities	Ps.	16,065,067	Ps.	15,602,290
NON-CURRENT LIABILITIES:
Long-term debt (Note 10)		207,706		141,907
Lease liabilities (Note 12)		11,637,319		10,612,062
Employee benefits		66,412		44,487
Total non-current liabilities	Ps.	11,911,437	Ps.	10,798,456
Total liabilities	Ps.	27,976,504	Ps.	26,400,746
STOCKHOLDERS' EQUITY:
Capital stock (Note 16)		9,927,136		9,325,356
Reserve for share-based payments		3,382,782		3,263,057
Cumulative losses		(9,021,239)		(8,462,980)
Total stockholders’ equity	Ps.	4,288,679	Ps.	4,125,433
Total liabilities and stockholders’ equity	Ps.	32,265,183	Ps.	30,526,179

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

BBB Foods Inc. and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
For the three-month periods ended March 31, 2026 and 2025

Thousands of Mexican Pesos (Ps.), except for number of
shares and earnings (loss) per share

	For the three-month periods ended March 31,

	2026		2025
Revenue from sales of merchandise	Ps.	22,828,010	Ps.	17,105,497
Sales of recyclables		32,336		26,291
Total revenue		22,860,346		17,131,788
Cost of sales (Note 14)		(19,156,344)		(14,388,253)
Gross profit		3,704,002		2,743,535

Sales expenses (Note 14)		(2,364,285)		(1,763,113)
Administrative expenses (Note 14)		(1,379,176)		(705,586)
Other income - Net		21,029		22,579
Operating (loss) profit		(18,430)		297,415

Financial income (Note 15)		36,084		37,779
Financial costs (Note 15)		(457,303)		(318,467)
Exchange rate fluctuation - Net (Note 15)		16,356		8,815
Financial costs – Net		(404,863)		(271,873)
(Loss) profit before income tax		(423,293)		25,542
Income tax expense (Note 18)		(134,966)		(112,521)
Net (loss) for the period	Ps.	(558,259)	Ps.	(86,979)

Basic losses per common share	Ps.	(4.76)	Ps.	(0.76)
Diluted losses per common share	Ps.	(4.76)	Ps.	(0.76)

Weighted average common shares outstanding (Note 17)
Basic		117,239,083		113,844,994
Diluted		117,239,083		113,844,994

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

BBB Foods Inc. and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Changes in

Stockholders’ Equity

For the three-month periods ended March 31, 2026 and 2025

Thousands of Mexican Pesos (Ps.)

	Capital Stock		Cumulative Losses		Reserve for share - based payments		Total stockholders’ equity

Balances as of January 1, 2025	Ps.	8,283,347	Ps.	(5,623,409)	Ps.	1,374,844	Ps.	4,034,782
Net loss for the period		—		(86,979)		—		(86,979)
Share - based payments		—		—		213,290		213,290
Exercised Options and Vested RSU’s (Note 16)		29,681		—		(29,681)		—
Balances as of March 31, 2025	Ps.	8,313,028	Ps.	(5,710,388)	Ps.	1,558,453	Ps.	4,161,093

Balances as of January 1, 2026	Ps.	9,325,356	Ps.	(8,462,980)	Ps.	3,263,057	Ps.	4,125,433
Net loss for the period		—		(558,259)		—		(558,259)
Share - based payments (Note 18)		—		—		721,505		721,505
Exercised Options and Vested RSU’s (Note 16)		601,780		—		(601,780)		—
Balances as of March 31, 2026	Ps.	9,927,136	Ps.	(9,021,239)	Ps.	3,382,782	Ps.	4,288,679

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

BBB Foods Inc. and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2026 and 2025

Thousands of Mexican Pesos (Ps.)

	For the three-month periods ended March 31,

	2026		2025
Operating activities
(Loss) profit before income tax	Ps.	(423,293)	Ps.	25,542
Adjustments for:
Depreciation of property, furniture, equipment and leasehold improvements (Note 6)		259,948		186,221
Depreciation of right-of-use assets (Note 7)		311,297		220,927
Amortization of intangible assets		1,384		547
Employee benefits		3,923		2,983
Interest expense on lease liabilities (Note 12)		427,632		305,439
Interest on debt and bonus payable to related parties		9,325		7,823
Other financial income		(36,084)		(37,779)
Interests and commissions from credit lines		19,371		5,204
Exchange rate fluctuation		(16,356)		(8,815)
Share-based payments expense (Note 18)		721,505		213,290
		1,278,652		921,382

Decrease in inventories		97,072		91,466
Increase in other current assets and guarantee deposits		(166,311)		(212,450)
Increase in suppliers		650,672		447,015
Increase in other current liabilities		246,110		89,451
Increase in employees’ benefits		18,000		—
Increase on bonus payable to related parties (Note 9)		28,789		14,543
Income taxes paid		(192,320)		(156,559)
Net cash flows provided by operating activities		1,960,664		1,194,848

Investing activities
Purchase of property, furniture, equipment and leasehold improvements		(706,574)		(541,253)
Sale of property and equipment (Notes 6)		78		170
Additions to intangible assets		(7,097)		(7,252)
Short-term bank deposits (Notes 6)		—		1,962
Interest received in short-term investments and other		30,389		35,944
Net cash flows used in investing activities		(683,204)		(510,429)

Financing activities
Payments made on reverse factoring transactions-Net of commissions received (Notes 5 and 10)		(1,840,526)		(1,123,999)
Finance obtained through supplier finance arrangements (Notes 5 and 10)		1,994,475		1,184,630
Payment Santander and HSBC from credit lines, net		(798,070)		(120,955)
Payment of debt (Notes 5 and 10)		(50,593)		(42,601)
Interest payment on debt		(28,696)		(13,028)
Principal payments on lease liabilities (Note 12)		(211,410)		(144,122)
Interest payments on leases (Note 12)		(427,632)		(305,439)
Net cash flows used in financing activities		(1,362,452)		(565,514)

Net (decrease) increase in cash and cash equivalents		(84,992)		118,905
Effect of foreign exchange movements on cash balances		1,263		1,234
Cash and cash equivalents at beginning of period		1,427,248		1,447,166
Cash and cash equivalents at end of period	Ps.	1,343,519	Ps.	1,567,305

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Amounts expressed in Thousands of Mexican Pesos (Ps.)

Note 1 -
History and activity of the Company:

BBB Foods Inc. was incorporated in the British Virgin Islands on July 9, 2004 with company number 605635, and its registered office is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. As an entity incorporated under the laws of the British Virgin Islands, BBB Foods Inc. is not subject to any form of taxation. BBB Foods Inc. has two wholly owned subsidiaries domiciled in the UK: BBB Foods Limited Partnership and Lothian Shelf Limited (collectively hereinafter referred as the "Scottish entities"). The Scottish entities have a wholly owned subsidiary, Tiendas Tres B, S. A. de C. V. (Tiendas Tres B), that operates in the hard discount grocery retail industry through a chain of 3,469 stores at March 31, 2026, where it offers high-quality branded and private label products.

The following are the main subsidiaries as of March 31, 2026 and December 31, 2025 over which control is exercised, directly and indirectly:

	% of ownership
Company	March 31, 2026	December 31, 2025	Country	Main activity
BBB Foods Limited Partnership	100%	100%	Scotland	Intermediate parent
Lothian Shelf Limited	100%	100%	Scotland	Holding company
Tiendas Tres B, S. A. de C. V.	100%	100%	Mexico	Operating company

BBB Foods Inc., collectively with its main subsidiaries, the Scottish entities and Tiendas Tres B, are hereinafter referred to as the “Company”, “BBB Foods” or the “Group”.

Secondary offering

On February 5, 2025, BBB Foods Inc. completed a secondary offering of 21,000,000 Class A common shares by certain selling stockholders and on February 21, 2025, the underwriters exercised their option and purchased 2,338,431 additional Class A common shares. Also, on January 29, 2025, some former directors of the Company's Board exercised their options, and 343,348 new Class C common shares were issued. See Note 16.

Up to January 2024, BBB Foods Inc. was jointly controlled by several vehicles collectively referred to as “QS BBB”, and Bolton Partners Ltd. As a result of (i) BBB Foods Inc.'s initial public offering ("IPO") in February 2024, (ii) the February 2025 secondary offering described above and (iii) the termination of the shareholders’ agreement, QS BBB ceased to exercise joined control. As of March 31, 2026, share ownership was divided among different shareholders, however, Bolton Partners Ltd. is the main shareholder, owning 11.3% of the shares and 45.2% of the voting rights over all matters requiring shareholder approval. The Chairman of the Board of BBB Foods Inc. and CEO of Tiendas Tres B is the shareholder of Bolton Partners Ltd.

Significant changes in the current period

Although the Mexican retail environment has been affected by lower consumer confidence, weak consumer spending and increasingly price-sensitive consumers, the Group remains well placed to grow revenues through ongoing store openings and higher sales from stores that have been operating for more than one year. The Group has maintained cash generation from operations, driven by strong sales

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025 growth, maintained negative working capital and committed financing facilities to service its operating activities as of March 31, 2026.

In the three-month period ended March 31, 2026, the Group’s results were particularly affected by the following events:

•
A higher non-cash share-based payment expense (See Note 18);
•
Increased staffing expenses for the new regional operations and continued investments in human capital (See Note 14);
•
Increases in both financial costs driven by higher interest expense on lease liabilities, and depreciation and amortization expenses, reflecting the continued expansion of the Group's stores, distribution center network and equipment (See Notes 12 and 14); and
•
A decrease in financial income primarily driven by lower interest rates and the negative impact from the stronger Mexican peso versus the US dollar (See Note 15).

Note 2 -
Basis of preparation:

2.1 Basis of preparation

These unaudited interim condensed consolidated financial statements as of March 31, 2026, December 31, 2025, and for the three-month periods ended March 31, 2026 and 2025 have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board, do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2025. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last annual consolidated financial statements. The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those utilized in the annual consolidated financial statements, except for the estimation of the interim income tax expense, and the adoption of new and amended standards as set out in Note 3.

The figures included in the unaudited interim condensed consolidated financial statements of the Company are measured in the currency of the primary economic environment where the entity operates (functional currency). As of March 31, 2026 and December 31, 2025 and for the three-months ended March 31, 2026 and 2025, the currency in which the unaudited interim condensed consolidated financial statements of the Company are presented is the Mexican peso.

In the accompanying notes to the financial statements, references to “Ps” are to thousands of Mexican pesos. References to “US$” are to United States dollars, unless otherwise indicated.

2.2 Financial statements authorization

These interim condensed consolidated financial statements and their accompanying notes were authorized for issuance on May 27, 2026, by Eduardo Pizzuto (Chief Financial Officer) and K. Anthony Hatoum (CEO).

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Note 3 -
New and amended standards and interpretations:

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of new standards effective as of January 1, 2026 and the estimation of income tax (see Note 13). The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2026, but do not have an impact on the interim condensed consolidated financial statements of the Company.

3.1
Application of new and revised International Financial Reporting Standards that are mandatorily effective for 2026

Effective January 1, 2026, the Company adopted amendments to IFRS 9 and IFRS 7, which clarify the date of recognition and derecognition of trade receivables and trade payables, with a new exception for some financial liabilities settled through an electronic cash transfer system. These amendments are applied retrospectively; however, comparative information is not required to be restated if it is not possible to do so without the use of hindsight. When comparatives are not restated, the effect of initial application is recognized in the opening balances as of the date of initial application, with any resulting difference recognized in retained earnings or another component of equity, as appropriate.

Under the amendments, trade payables are derecognized on the settlement date, that is, when the liability is extinguished. As an accounting policy election, financial liabilities settled through electronic payment systems may be derecognized before the settlement date, provided that the Company no longer has the ability to cancel the payment instruction, no longer has access to the cash, and the settlement risk is insignificant. This option does not apply to financial assets or to payments made through checks or similar instruments.

The amendments did not have an impact on the interim condensed consolidated financial statements of the Company. As there is no impact, no adjustment was recorded to the opening balance of retained earnings as of January 1, 2026.

The amendments to IFRS 9 and IFRS 7 ‘Contracts Referencing Nature-dependent Electricity’ effective for periods beginning January 1, 2026 did not have an impact on the interim condensed consolidated financial statements of the Company.

3.2 New and revised IFRS issued but not yet effective

IFRS 18	Presentation and Disclosure in Financial Statements (1)
IFRS 19	Subsidiaries without Public Accountability: Disclosures (1)
Amendments to IAS 21	Translation to Hyperinflationary Presentation Currency (1)

(1) Effective for annual periods beginning January 1, 2027.

The Company is analyzing the potential impacts of these amendments and based on current progress, it does not expect that any of them will have a material impact on the consolidated financial statements, except for IFRS 18 with mandatory effective date of January 1, 2027.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Retrospective application is required, so comparative information for the year ending December 31, 2026 will be restated in accordance with IFRS 18.

Note 4 -
Risk management:

For further information on how the Company manages its financial risks see Note 5 - Risk management in the Consolidated Financial Statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023.

4.1 Liquidity risk

The amount due to the financial institutions regarding the supplier finance arrangements amounted to Ps.1,269,148 (out of which Ps.706,700 corresponded to Santander Mexico S.A. ("Santander") and Ps.562,448 to HSBC Mexico, S.A. ("HSBC"), and Ps.1,119,196 (out of which Ps.526,077 corresponded to Santander and Ps.593,119 to HSBC), as of March 31, 2026 and December 31, 2025, respectively.

4.2 Capital risk

The Company’s objectives on managing capital risk are safeguarding the Company’s ability to continue as an ongoing business, maximizing benefits for the stockholders and maintaining an optimal capital structure to reduce the cost of capital.

With the objective of maintaining or adjusting the capital structure, the Company can reduce capital in favor of its stockholders and / or to cover accumulated losses. Consistent with other participants in the industry, the Company monitors capital based on the operating leverage ratio.

4.3 Exchange rate risks

The Company’s exposure to the volatility of the exchange rate of its functional currency against the US dollar (US$) for the Company's financial instruments is shown below (figures in this table are expressed in US$):

	March 31, 2026		December 31, 2025
Financial assets	US$	167,093,089	US$	166,244,336
Financial liabilities		(727,379)		(350,426)
Foreign exchange monetary position	US$	166,365,710	US$	165,893,910

The exchange rates at the date of the financial statements, for one US dollar, were as follows:

	For the three-month periods ended March 31		March 31,	December 31,	March 31,
	2026	2025	2026	2025	2025
	Average exchange rate		Closing exchange rate
Ps./US$	17.5683	20.4223	18.0667	17.9667	20.3182

A hypothetical variation of +/- 10% in the Ps./US$ exchange rate and keeping all other variables constant would have resulted in an increase or decrease of Ps.300,568 in the profit or loss and stockholders’ equity for the three-month period ended March 31, 2026.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

4.4 Interest rate risk

A significant portion of the Company's debt is at fixed rates; therefore, the Company is exposed to interest rates at fair value, which implies that the Company might be paying interest at rates significantly different from those of an observable market. The Santander and HSBC credit lines are subject to a TIIE plus 2.0% and expose the Company to the risk of variability in interest rates and, therefore, to its cash flow. The Company continuously analyzes its exposure to interest rates.

If interest rates were 10 basis points below or above and all the other variables remained constant the financial costs – net for the three-month periods ended March 31, 2026 and 2025 would have increased or decreased by Ps.33 and Ps.591, respectively.

Note 5 -
Cash flows information:
a.
Transactions not requiring the use of cash flows:

		March 31, 2026		March 31, 2025
Investing activities
Right-of-use assets	Ps.	(1,371,024)	Ps.	(708,167)
Property, furniture, equipment, leasehold improvements		(154,138)		(75,782)
Financing activities
Lease liabilities	Ps.	1,371,024	Ps.	708,167
Long-term debt		154,138		75,782

b.
Reconciliation of financing items.

	Financing of transportation and store equipment and credit lines		Supplier finance arrangement		Total
As of January 1, 2025	Ps.	348,703	Ps.	684,755	Ps.	1,033,458
Increase of new debt (non-cash transactions)		75,782		—		75,782
Payment of debt		(163,556)		—		(163,556)
Interest payment on debt		(13,028)		—		(13,028)
Accrued interest on debt		13,028		—		13,028
Finance obtained through supplier finance arrangements		—		1,184,630		1,184,630
Payments made on supplier finance arrangements		—		(1,125,834)		(1,125,834)
As of March 31, 2025	Ps.	260,929	Ps.	743,551	Ps.	1,004,480

As of January 1, 2026	Ps.	1,129,755	Ps.	1,119,196	Ps.	2,248,951
Increase of new debt (non-cash transactions)		154,138		—		154,138
Payment of debt		(50,593)		—		(50,593)
Interest payment on debt		(28,696)		—		(28,696)
Accrued interest on debt		28,696		—		28,696
Payment of credit lines		(798,070)		—		(798,070)
Finance obtained through supplier finance arrangements		—		1,994,475		1,994,475
Payments made on supplier finance arrangements		—		(1,844,523)		(1,844,523)
As of March 31, 2026	Ps.	435,230	Ps.	1,269,148	Ps.	1,704,378

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Note 6 -
Property, furniture, equipment and leasehold improvements - Net:

The reconciliation between values of property, furniture, equipment and leasehold improvements at beginning and end of period is as shown below.

	Buildings		Land		Assets under construction		Transportation equipment cars		Transportation equipment trucks (1)		Furniture and equipment		Store equipment (1)		Store shelving equipment		Leasehold improvements		Computer equipment		Storage equipment		Total
March 31, 2026
Initial balance	Ps.	34	Ps.	15,993	Ps.	16,164	Ps.	2,689	Ps.	635,813	Ps.	107,906	Ps.	1,787,229	Ps.	1,070,622	Ps.	5,549,049	Ps.	117,988	Ps.	45,387	Ps.	9,348,874
Acquisitions		—		—		2,525		—		116,026		9,503		144,392		77,751		497,374		5,212		7,928		860,711
Disposals		—		—		—		—		—		(1)		—		(77)		—		—		—		(78)
Depreciation		(17)		—		—		(434)		(25,246)		(3,762)		(60,036)		(16,141)		(135,563)		(16,973)		(1,776)		(259,948)
Final balance	Ps.	17	Ps.	15,993	Ps.	18,689	Ps.	2,255	Ps.	726,593	Ps.	113,646	Ps.	1,871,585	Ps.	1,132,155	Ps.	5,910,860	Ps.	106,227	Ps.	51,539	Ps.	9,949,559

March 31, 2026
Cost		1,481		15,993		18,689		53,953		1,069,173		173,597		2,596,785		1,360,212		7,556,015		472,725		86,673		13,405,296
Impairment		—		—		—		—		—		—		—		—		(26,069)		—		—		(26,069)
Accumulated depreciation		(1,464)		—		—		(51,698)		(342,580)		(59,951)		(725,200)		(228,057)		(1,619,086)		(366,498)		(35,134)		(3,429,668)
Final balance	Ps.	17	Ps.	15,993	Ps.	18,689	Ps.	2,255	Ps.	726,593	Ps.	113,646	Ps.	1,871,585	Ps.	1,132,155	Ps.	5,910,860	Ps.	106,227	Ps.	51,539	Ps.	9,949,559

December 31, 2025
Initial balance	Ps.	116	Ps.	871	Ps.	—	Ps.	5,669	Ps.	498,050	Ps.	67,257	Ps.	1,311,014	Ps.	758,045	Ps.	3,660,590	Ps.	121,887	Ps.	32,126	Ps.	6,455,625
Acquisitions		—		15,122		16,164		—		233,466		53,393		678,899		368,594		2,332,681		64,664		19,426		3,782,409
Disposals		—		—		—		(109)		(4,889)		(758)		(5,704)		(3,577)		(3,767)		(1,052)		(474)		(20,330)
Depreciation		(82)		—		—		(2,871)		(90,814)		(11,986)		(196,980)		(52,440)		(440,455)		(67,511)		(5,691)		(868,830)
Final balance	Ps.	34	Ps.	15,993	Ps.	16,164	Ps.	2,689	Ps.	635,813	Ps.	107,906	Ps.	1,787,229	Ps.	1,070,622	Ps.	5,549,049	Ps.	117,988	Ps.	45,387	Ps.	9,348,874

December 31, 2025
Cost		1,481		15,993		16,164		56,076		953,147		164,147		2,452,688		1,282,886		7,058,726		467,512		78,745		12,547,565
Impairment		—		—		—		—		—		—		—		—		(26,069)		—		—		(26,069)
Accumulated depreciation		(1,447)		—		—		(53,387)		(317,334)		(56,241)		(665,459)		(212,264)		(1,483,608)		(349,524)		(33,358)		(3,172,622)
Final balance	Ps.	34	Ps.	15,993	Ps.	16,164	Ps.	2,689	Ps.	635,813	Ps.	107,906	Ps.	1,787,229	Ps.	1,070,622	Ps.	5,549,049	Ps.	117,988	Ps.	45,387	Ps.	9,348,874

Notes:

1.
The transportation and store equipment are pledged as collateral of financing described in Note 10.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

The depreciation of property, furniture, equipment and leasehold improvements for the three-month periods ended March 31, 2026 and 2025 amounted to Ps.259,948 and Ps.186,221, respectively; the depreciation of property, furniture, equipment and leasehold improvements recognized in cost of sales for the three-month periods ended March 31, 2026 and 2025 amounted to Ps.47,690 and Ps.37,205, respectively; and the depreciation of property, furniture, equipment and leasehold improvements recognized in sales expenses for the three-month periods ended March 31, 2026 and 2025 amounted to Ps.212,258 and Ps.149,016, respectively.

Note 7 -
Right-of-use assets - Net:

The Company has signed various lease contracts used in its operations, including machinery, vehicles, other equipment and commercial premises. There are no future cash outflows derived from residual value guarantees, restrictions imposed by tenants on sale and leaseback transactions.

The average term of the lease contracts as of March 31, 2026 and December 31, 2025 was 5 to 20 years for buildings, 10 years for store equipment, and 8 years for transportation equipment. The Company applies the recognition exemptions with respect to “short-term leases” and “low-value asset leases”.

The right-of-use asset recognized in the interim condensed consolidated statement of financial position as of March 31, 2026 and December 31, 2025, was as shown below.

	Building		Transportation equipment		Store equipment		Total
As of January 1, 2025	Ps.	6,660,466	Ps.	150,819	Ps.	217,061	Ps.	7,028,346
Additions		3,750,785		124,980		427,991		4,303,756
Depreciation		(905,947)		(75,930)		(45,094)		(1,026,971)
As of December 31, 2025	Ps.	9,505,304	Ps.	199,869	Ps.	599,958	Ps.	10,305,131
Additions		1,142,031		77,078		151,915		1,371,024
Depreciation		(271,274)		(21,179)		(18,844)		(311,297)
As of March 31, 2026	Ps.	10,376,061	Ps.	255,768	Ps.	733,029	Ps.	11,364,858

During the three-month periods ended March 31, 2026 and 2025, the Company had expenses related to low-value leased assets and short-term leases included in sale and administrative expenses for an amount of Ps.6,553 and Ps.11,271, respectively. During the same periods, the Company did not have variable lease payments.

The Company had total cash outflows for leases in the three-month periods ended March 31, 2026 and 2025, for an amount of Ps.639,042 and Ps.449,561, respectively.

For the three-month periods ended March 31, 2026 and 2025, the Company recognized depreciation of the right-of-use asset in cost of sales for Ps.47,329 and Ps.30,419, respectively.

For the three-month periods ended March 31, 2026 and 2025, the Company recognized depreciation of the right-of-use asset in sales expenses for Ps.263,968 and Ps.190,508 respectively.

The Company has several lease contracts that include extension and termination options. These options are negotiated by Management to provide flexibility in managing the leased asset portfolio and align with the Company's business needs. Management exercises significant judgement in determining whether

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025 these extension and termination options are reasonably certain to be exercised. As of March 31, 2026 and December 31, 2025, the Company considered all optional extensions that are enforceable in its lease contracts; therefore, there are no future cash outflows derived from extensions that are not planned to be exercised.

Note 8 -
Financial instruments by category:

The Company classified their financial assets and liabilities as follows:

	March 31, 2026		December 31, 2025
Financial assets at amortized cost:
Cash and cash equivalents	Ps.	1,343,519	Ps.	1,427,248
Short term bank deposits (1)		2,728,532		2,711,422
Sundry debtors		210,880		125,033
Financial liabilities at amortized cost:
Accounts payable and accrued expenses	Ps.	709,600	Ps.	536,792
Suppliers		12,078,709		11,428,037
Lease liabilities		12,890,058		11,730,444
Bonuses payable to related parties		131,778		102,988
Debt		1,704,378		2,248,951

(1)
As of March 31, 2026 and December 31, 2025, the Company held Certificate of Deposit Accounts for an amount of Ps.2,728,532 (US$151,025,476) and Ps.2,711,422 (US$150,913,735), respectively. In the three-month periods ending March 31, 2026 and 2025, the Company recognized an accrued interest of Ps.21,685 and Ps.28,339, respectively (See Note 15).

Fair value of financial assets and liabilities measured at amortized cost

The amount of cash and cash equivalents, short-term bank deposits, sundry debtors, other non-current receivables and suppliers, approximate their fair value due to their short-term maturity. The net carrying amount of these accounts represents the expected cash flows to be received as of March 31, 2026 and December 31, 2025.

Long-term fixed-rate and variable-rate interest-bearing loans and borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

As of March 31, 2026 and December 31, 2025, there were no transfers between the levels of the fair value hierarchy.

Fair value hierarchy

The following is an analysis of financial instruments measured in accordance with the fair value hierarchy. The 3 different levels used are presented below:

•
Level 1: Quoted prices for identical instruments in active markets.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

•
Level 2: Other valuations including quoted prices for similar instruments in active markets, which are directly or indirectly observable.
•
Level 3: Valuations made through techniques where one or more of their significant data inputs are unobservable.
Note 9 -
Debt with related parties:

9.1 Key Management personnel compensation

a.
Compensation to key management personnel during the three-month periods ended March 31, 2026 and 2025 were Ps.749,711 and Ps.236,351, respectively. The compensation was recognized as part of administrative expenses.

	For the three-month periods ended
	March 31, 2026		March 31, 2025
Share-based payments (Note 18)	Ps.	648,350	Ps.	182,854
Short-term employee benefits		45,976		24,708
Other bonuses (1)		55,385		28,789
	Ps.	749,711	Ps.	236,351

(1)
The outstanding amount payable of these bonuses as of March 31, 2026 and December 31, 2025 is Ps.131,778 and Ps.102,988, respectively.
b.
The CEO of BBB Foods Inc. is a shareholder of Bolton Partners Ltd., an entity that has significant influence over BBB Foods Inc. (See Notes 1 and 22).
Note 10 -
Debt:

The Company’s debt is as follows:

	March 31, 2026		December 31, 2025
Short-term debt:
Short-term financing of transportation and store equipment	Ps.	180,802	Ps.	143,057
Supplier finance arrangements (Note 11)		1,269,148		1,119,196
Santander and HSBC credit lines		46,722		844,791
Total short-term debt	Ps.	1,496,672	Ps.	2,107,044
Long-term debt:
Long-term financing of transportation and store equipment	Ps.	207,706	Ps.	141,907

Total debt	Ps.	1,704,378	Ps.	2,248,951

Financing of transportation and store equipment

The transportation and store equipment are pledged as collateral. This financing is denominated, in Mexican pesos and accrues monthly interest as shown below.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Institution	Concept	Effective rate	Remaining contract period(1)	March 31, 2026		December 31, 2025
Daimler Chrysler Financial Services	Transportation equipment	12.20 to12.90	1 year	Ps.	162,704	Ps.	142,635
Daimler Chrysler Financial Services	Transportation equipment	12.30 to12.90	4 years		187,930		141,907
ALD Market Innovation	Cooling equipment	10.00	1 year		285		422
COREFRI Refrigeración, S. A. de C. V.	Cooling equipment	10.50	1 year		17,813		-
COREFRI Refrigeración, S. A. de C. V.	Cooling equipment	10.50	2 years		19,776		-
Total					388,508		284,964
Total Short-term					(180,802)		(143,057)
Total Long-term				Ps.	207,706	Ps.	141,907

(1)
Relates to the remaining period of the contract. Nevertheless, multiple contracts are included in each row. In addition, the value of the contract for 1 year and for more than one year is included.

Supplier finance arrangements (See Note 11)

	March 31, 2026		December 31, 2025
HSBC	Ps.	562,448	Ps.	593,119
Santander		706,700		526,077
Total	Ps.	1,269,148	Ps.	1,119,196

Santander

Tiendas Tres B and Santander have entered into a supplier finance arrangement (the "Santander Supplier Finance Agreement") and a revolving credit facility (the "Santander Credit Line" and, together with the Santander Supplier Finance Agreement, the “Santander Agreement”). The aggregate principal amount financeable under the Santander Agreement is Ps.1,226,000. Pursuant to the terms of the Santander Supplier Finance Agreement, participating suppliers may discount their invoices with Santander, and they will receive the original invoice amount discounted at an agreed rate. Tiendas Tres B will then pay Santander the original amount by the earlier of: (x) the date Santander pays the supplier plus the number of credit days originally agreed to with the supplier and (y) 90 days after the supplier collects the invoice from Santander. The supplier selects the invoices to be paid in accordance with the terms of this program. Once paid, such invoices are novated, and Tiendas Tres B’s liability therefor is extinguished. Tiendas Tres B must pay any invoices not discounted with Santander by their original maturity dates. There are no commissions or interest payable to Santander when invoices are discounted. Under the terms of the Santander Agreement, the Company must comply with certain covenants, including restrictions on dividends, and has created a trust, which is meant to be an alternative source of payment in case of a payment default, into which Ps.300,000 of cash flows are deposited (as a pass-through) every two weeks. However, the deposits are released daily to Tiendas Tres B so long as no payment default occurs. As of March 31, 2026 and December 31, 2025, the Company complied with all the covenants in the Santander Agreement. There are no facts or circumstances indicating that the Company would struggle to comply with these covenants for at least the next 12 months.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

As of March 31, 2026 and December 31, 2025, the Company had an outstanding balance related to the Santander Supplier Finance Agreement and, consequently, the Company had a total available amount thereunder of Ps.472,578 and Ps.275,132, respectively.

The carrying amounts of liabilities under the Santander Supplier Finance Agreement are considered to be reasonable approximations of their fair values, due to their short-term nature.

HSBC

Tiendas Tres B and HSBC have entered into a supplier finance arrangement (the “HSBC Supplier Finance Agreement”) and a revolving credit facility (the “HSBC Credit Line” and, together with the HSBC Supplier Finance Agreement, the “HSBC Agreement”). The aggregate principal amount financeable under the HSBC Agreement is Ps.1,100,000. Pursuant to the terms of the HSBC Supplier Finance Agreement, participating suppliers may discount their invoices with HSBC, and they will receive the original invoice amount discounted at an agreed rate and Tiendas Tres B will then pay HSBC the original amount by the earlier of: (x) the date HSBC pays the supplier plus the number of credit days originally agreed to with the supplier, and (y) 90 days after the supplier collects the invoice from HSBC. The supplier selects the invoices to be paid in accordance with the terms of this program Once paid, such invoices are novated, and Tiendas Tres B's liability therefor is extinguished. Tiendas Tres B must pay any invoices not discounted with HSBC by their original maturity dates. There are no commissions or interest payable to HSBC when invoices are discounted. Under the terms of the HSBC Agreement, the Company must comply with certain covenants, including restrictions on dividends, and has created a trust, which is meant to be an alternative source of payment in case of a payment default, into which Ps.880,000 of cash flows are deposited (as a pass-through) each month. However, the deposits are released daily to Tiendas Tres B so long as no payment default occurs. As of March 31, 2026 and December 31, 2025, the Company complied with all the covenants in the HSBC Agreement and there are no facts and circumstances indicating that the Company would struggle to comply with these covenants for at least the next 12 months.

As of March 31, 2026 and December 31, 2025, the Company had an outstanding balance related to the HSBC Supplier Finance Agreement and, consequently, the Company had a total available amount thereunder of Ps.537,553 and Ps.86,881, respectively.

The carrying amounts of liabilities under the HSBC Supplier Finance Agreement are considered to be reasonable approximations of their fair values, due to their short-term nature.

Santander and HSBC credit lines

	Effective Rate	Remaining Contract Period	March 31, 2026		December 31, 2025
Santander credit line	TIIEF + 2.00	1 Year	Ps.	46,722	Ps.	424,791
HSBC credit line	TIIE + 2.00	1 Year	Ps.	—	Ps.	420,000

As of March 31, 2026 and December 31, 2025, the Company had an available credit line with Santander in the amount of Ps.379,278 and Ps.1,209, respectively, and with HSBC in the amount of Ps.750,000 and Ps.330,000, respectively.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

In the three-month periods ended March 31, 2026 and 2025 the Company drew Ps.4,300,000 and Ps.1,943,630, respectively, under its revolving credit lines with Santander and HSBC, and repaid Ps.3,921,930 and Ps.1,822,675, respectively, under such credit lines.

Note 11 -
Supplier finance arrangements:

The carrying amount of liabilities under the Company's supplier finance arrangements with Santander and HSBC at March 31, 2026 and December 31, 2025 were the following:

	March 31, 2026		December 31, 2025

Recognized in debt (See Note 10)	Ps.	1,269,148	Ps.	1,119,196

Liabilities under supplier finance arrangements of which the supplier has received payment from the finance provider:

	March 31, 2026		December 31, 2025

Recognized in debt (See Note 10)	Ps.	1,269,148	Ps.	1,119,196

The ranges of payment due dates are:

	2026	2025
Liabilities under supplier finance arrangement	45-75	45-75
Comparable trade payables that are not part of the supplier finance arrangement	45-60	45-60

There were no business combinations or foreign exchange differences that would affect the liabilities under the Company's supplier finance arrangements with Santander and HSBC in either period presented in these financial statements. There were non-cash reclassifications from suppliers to debt of Ps.1,994,475 and Ps.1,184,630 in the three-month period ended March 31, 2026 and the year ended December 2025, respectively.

Note 12 -
Lease liabilities:

From December 31, 2025 to March 31, 2026, the Company has recognized the lease liabilities shown below:

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

	March 31, 2026		December 31, 2025

Lease liabilities:
Current	Ps.	1,252,739	Ps.	1,118,382
Non-current		11,637,319		10,612,062
Total	Ps.	12,890,058	Ps.	11,730,444

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	Building		Transportation equipment		Store equipment		Total
Lease liabilities as of January 1, 2025	Ps.	7,939,942	Ps.	143,489	Ps.	82,059	Ps.	8,165,490
New leases		3,750,785		124,981		427,990		4,303,756
Interest expense		1,312,761		58,131		49,295		1,420,187
Principal and interest payments		(1,832,813)		(115,455)		(210,721)		(2,158,989)
Lease liabilities as of December 31, 2025	Ps.	11,170,675	Ps.	211,146	Ps.	348,623	Ps.	11,730,444
New leases		1,142,031		77,078		151,915		1,371,024
Interest expense		388,310		20,599		18,723		427,632
Principal and interest payments		(534,414)		(38,995)		(65,633)		(639,042)
Lease liabilities as of March 31, 2026	Ps.	12,166,602	Ps.	269,828	Ps.	453,628	Ps.	12,890,058

The following are the amounts recognized in profit or loss:

	For the three-month periods ended
	March 31, 2026		March 31, 2025
Depreciation expense of right-of-use assets	Ps.	311,297	Ps.	220,927
Interest expense on lease liabilities		427,632		305,439
Expense relating to leases of low-value assets and short-term leases (included in sales expenses and cost of sales)		6,553		11,271
Total amount recognized in profit or loss	Ps.	745,482	Ps.	537,637

Lease payments that will be made under renewal options with reasonable certainty of being exercised are included in the liability measurement.

Note 13 -
Income tax:

BBB Foods Inc., as an entity incorporated and existing under the laws of the British Virgin Islands (BVI), is not subject to any form of taxation and therefore there is no tax rate to be applied. The laws of the BVI specifically provide that a BVI business entity such as BBB Foods Inc. is exempt from any income, capital gains, estate or other tax in the British Virgin Islands. However, the statutory rate of income tax in Mexico applicable to the Company’s Mexican subsidiaries is 30%.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full fiscal year. Since the income tax enacted rate continues to be 30% in the interim periods, the Company has not been required to remeasure its deferred tax balances.

The Company estimates the amount of expenditure and the likely level of tax benefits in the coming interim periods and the likely effect on the effective tax rate for the full year. Expenditures related to the opening of new stores, which consisted mainly in new leases and property, furniture, equipment, and leasehold improvements had a material effect on the effective tax rate. Therefore, the Company recognized a net deferred tax asset of Ps.745,758 and Ps.507,430 in the three-month periods ended March 31, 2026 and 2025, respectively, and spread the effect of the change in the deferred tax assets over the full years ending December 31, 2026, and 2025, respectively, based on application of an annual effective tax rate.

As indicated above, the transactions in BVI are not subject to tax, and the Mexican subsidiaries are subject to 30% tax rate. Therefore, according to IAS 34, the Company determined the estimated average annual tax rate used for the three-month periods ended March 31, 2026, and 2025 separately for the transactions of each jurisdiction, where the 0% tax rate was used to the items related to BVI, and 40.5% and 32.8%, respectively for the Company's Mexican subsidiaries, which exclude the impact of the non-deductible share based payments that were not considered in the effective tax rate given the distortive effect, but instead such impact was considered on each of the interim periods as they arose. Although the Company historically had losses before income taxes at the consolidated level, the Company's Mexican subsidiaries had historically had profits before income taxes (without considering the share-based payments expense) to which an annual income tax is expected to be recognized for the full fiscal year. Moreover, in the three-month period ended on March 31, 2026, the Company generated a consolidated loss before income tax.

Note 14 -
Cost and expenses by nature:

The cost of sales is comprised as shown below:

	For the three-month periods ended
	March 31, 2026		March 31, 2025
Cost of merchandise and logistic costs	Ps.	19,061,326	Ps.	14,320,629
Depreciation of properties, furniture, equipment, and leasehold improvements		47,689		37,205
Depreciation of right-of-use asset		47,329		30,419
Cost of sales	Ps.	19,156,344	Ps.	14,388,253

The sales and administrative expenses are as follows:

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

	For the three-month periods ended
	March 31, 2026		March 31, 2025
Personnel expenses	Ps.	1,660,665	Ps.	1,202,042
Depreciation and amortization		475,653		340,071
Cash-in-transit services, surveillance and maintenance		245,108		200,259
Energy, fuel, and lubricants		226,857		159,438
Share-based payments (Note 18)		721,505		213,290
Advertising		30,373		36,717
Other taxes and rights		113,629		54,146
Professional services		96,686		119,207
Other		172,985		143,529
Total sales and administrative expenses	Ps.	3,743,461	Ps.	2,468,699

Note 15 -
Financial costs - Net:

For the three-month periods ended March 31, 2026 and 2025, the financial (costs) income is included as indicated below:

	For the three-month periods ended
	March 31, 2026		March 31, 2025
Financial income:
Interest income	Ps.	10,401	Ps.	7,605
Interest generated by short-term bank deposits		21,685		28,339
Other commissions		3,998		1,835
Financial income	Ps.	36,084	Ps.	37,779
Financial costs:
Interest cost on lease liabilities		(427,632)		(305,439)
Supplier finance arrangements and other commissions		(4,417)		(1,826)
Interest cost on credit lines		(14,953)		(3,379)
Interest cost on financing of transportation and store equipment (debt)		(9,325)		(7,823)
Financial cost on employees' benefits		(976)		—
Financial costs	Ps.	(457,303)	Ps.	(318,467)
Exchange rate fluctuation:
Gain for exchange rate fluctuation		16,675		9,711
Loss for exchange rate fluctuation		(319)		(896)
Gain for exchange rate fluctuation	Ps.	16,356	Ps.	8,815
Financial costs - Net	Ps.	(404,863)	Ps.	(271,873)

Note 16 -
Stockholders' equity:

Secondary Offering

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

On February 5, 2025, BBB Foods Inc. announced the offering of 21,000,000 Class A common shares by certain selling stockholders at a public offering price of US$28.25 per Class A common share. In connection with the offering, the selling stockholders granted the underwriters the option to purchase up to 3,150,000 additional Class A common shares. On February 21, 2025, the underwriters exercised their option and purchased an additional 2,338,431 Class A common shares. Including the additional Class A common shares, a total of 23,338,431 Class A common shares were sold in the offering. The Company did not receive any proceeds from the sale of such shares.

The selling stockholders also included holders of stock options that decided to sell a portion of their shares that were exercisable at the date of the offering, under the terms of the stock option plan. In these exercises, each participating option holder tendered to the Company for cancellation a certain number of options with the aggregate value of the strike price owed by such option holder. All of the shares received by the options holders were sold in the offering. The above resulted in an increase to the Company's capital stock by Ps.11,248 in respect of the issuance of 2,222,705 new Class A common shares.

On January 29, 2025 some former directors of Company's Board exercised options, which resulted in an increase to the Company's capital stock by Ps.18,433 respective of the issuance of 343,348 new Class C common shares.

Vested RSUs

As of December 31, 2025, 1,875,000 Class C common shares (Ps.957,410) have vested under the Liquidity Event Share Plan, in addition to 93,333 Class A common shares (Ps.54,917) vested from the 2024 Post-IPO Equity Incentive Plan (See Note 18).

In the three-month period ended on March 31, 2026, 497,003 Class A common shares (Ps.282,643) vested from the 2024 Post-IPO Equity Incentive Plan and 625,008 Class C common shares (Ps.319,136) vested under the Liquidity Event Share Plan (See Note 18).

Following is a reconciliation of the Company’s number of shares:

Description	Number of shares	Total value
As of January 1, 2025	112,200,752	Ps.	8,283,347
Exercised Options	2,566,053		29,681
As of March 31, 2025	114,766,805	Ps.	8,313,028

Description	Number of shares	Total value
As of January 1, 2026	116,735,138	Ps.	9,325,356
Vested RSUs	1,122,011		601,780
As of March 31, 2026	117,857,149	Ps.	9,927,136

As of March 31, 2026, the Company's capital stock and series of shares are as shown below:

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Description	Number of shares	Total value
Class A	62,638,444	Ps.	8,300,544
Class B	5,200,000		19,569
Class C	50,018,705		1,607,023
Total	117,857,149	Ps.	9,927,136

The Company’s classes of shares are described below:

Class A Common Shares

The 62,638,444 Class A common shares are listed on the NYSE under the symbol “TBBB”, out of which, 590,336 correspond to vested RSUs under the Post-IPO Equity Incentive Plan. Each holder of Class A common shares is entitled to one vote per share. Class A common shares vote together with holders of Class B and Class C common shares. Class A common shares are entitled to dividends and other distributions, pari passu with the Class B and Class C common shares. Upon our liquidation, dissolution or winding up, the holders of Class A common shares will be entitled to share ratably, pari passu with our Class B and Class C common shares, in the distribution of all of the Company’s assets remaining available for distribution after satisfaction with all our liabilities. Class A common shares have no preemptive rights to purchase additional Class A common shares in connection with any offering of shares by the Company.

Class B Common Shares

The 5,200,000 Class B common shares are all owned, directly or indirectly, by the principal shareholder of the Company. Each Class B common share is entitled to 15 votes per share on all corporate matters. Class B common shares vote together with holders of Class A and Class C common shares as a single class, subject to certain exceptions. Class B common shares may not be listed on any U.S. or foreign national or regional securities exchange or market. Class B common shares are entitled to dividends and other distributions, pari passu with Class A and Class C common shares. Upon liquidation, dissolution or winding up, the Class B common shares will be entitled to share ratably, pari passu with our Class A and Class C common shares in the distribution of all of the Company’s assets remaining available for distribution after satisfaction of all our liabilities. The holders of Class B common shares have preemptive rights in connection with the issuance of any securities by the Company.

Each Class B common share will convert automatically into one Class A common share (i) upon sale into the public market; (ii) upon any transfer, subject to certain exceptions; and (iii) at such time as the number of issued and outstanding Class B common shares represents less than 1.0% of the aggregate number of the aggregate shares of the Company then outstanding. A Class B common share will convert automatically into one Class C common share upon foreclosure or enforcement of any pledge over the Class B common shares.

Following the expiry of the Liquidity Lock-Up Period (on August 6, 2026), as defined in the memorandum and articles of BBB Foods Inc., a holder of Class B common shares may also elect to convert a Class B common share into one Class A common share.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Class C Common Shares

The 50,018,705 Class C common shares are entitled to one vote per share on all corporate matters, out of which 2,500,008 correspond to vested RSUs under the Liquidity Event Share Plan. Class C common shares vote together with Class A and Class B common shares as a single class, subject to certain exceptions. Class C common shares are entitled to dividends and other distributions, pari passu with the Class A and Class B common shares. Upon our liquidation, dissolution or winding up, Class C common shares will be entitled to share ratably, pari passu with the Class A common shares and Class B common shares, in the distribution of all of the Company’s assets remaining available for distribution after satisfaction of all our liabilities. Each Class C common share will convert automatically into one Class A common share upon (i) sale into the public market; (ii) certain transfers permitted during the Liquidity Lock-Up Period; and (iii) upon expiry of the Liquidity Lock-Up Period.

Until the end of the Liquidity Lock-Up Period (on August 6, 2026), all of the options granted by the Company can be exercised only to acquire Class C common shares of the Company. Starting on February 8, 2024 and as of December 31, 2024, the Company had 45,000,000 Class C common shares in reserve to cover exercises of the Common and Exit options (as described below), as well as 8,400,000 to cover exercises of the options granted under the 2024 Post-IPO Equity Incentive Plan.

On April 29, 2026, the Company held its Annual General Meeting of Shareholders, where K. Anthony Hatoum and Juan Pablo Cappello were re-elected as Class II directors of the Company. The shareholders also elected Halil Erdogmus as a Class II director of the Company for the first time, in place of Alexis Meffre, who elected not to stand for re-election.

Note 17 -
Earnings (loss) per share:

Earnings (loss) per share are classified as basic and diluted. Basic earnings (loss) are intended to provide a measure of the participation of each ordinary share of BBB Foods Inc. in the performance that the Company had in the periods presented. Basic earnings (loss) are calculated by dividing the earnings (loss) for the period attributable to the ordinary equity holders of the controlling interest by the weighted average number of ordinary shares outstanding during the year.

Diluted shares are intended to provide a measure of the participation of each ordinary share in the Company's performance considering the dilutive effects (reduction in profits or increase in losses) of the potential ordinary shares in circulation during the period. Diluted earnings (loss) per share are calculated by dividing the earnings (loss) of the year attributable to the ordinary equity holders of the controlling interest by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that have dilutive potential.

For the three-month periods ended March 31, 2026 and 2025, the Company analyzed whether there were dilutive effects from potential ordinary shares arising from share-based payments (See Note 18) and determined that 31,058,107 out of 41,835,312 share options, along with 5,535,656 Restricted Stock Units (RSUs), have a potential dilutive effect. However, since the Company recognized a loss during those periods, it was determined that the 36,593,763 potential dilutive shares arising from share-based payments were antidilutive and therefore not considered in the diluted loss per share.

The information on earnings (loss) per share and number of shares used in the calculations of basic and diluted earnings (loss) per share is shown below:

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

	For the three-month periods ended
	March 31, 2026		March 31, 2025
Net (loss) income available to common stockholders (basic)	Ps.	(558,259)	Ps.	(86,979)
Weighted average common shares		117,239,083		113,844,994
Basic (losses) earnings per share	Ps.	(4.76)	Ps.	(0.76)
Net (loss) income available to common stockholders (diluted)	Ps.	(558,259)	Ps.	(86,979)
Diluted weighted average common shares		117,239,083		113,844,994
Diluted (losses) earnings per share	Ps.	(4.76)	Ps.	(0.76)

Note 18 -
Share-based payments:

Legacy Plan

Common Options

As stated in the terms of the share-based compensation plan adopted by the Company in 2004 (the “Legacy Plan”), eligible employees will obtain share-based payments pursuant to the terms of the Plan. For the three-month period ended March 31, 2026 and 2025, the Company did not grant options under the Plan.

The following table illustrates the movements in share options under the Plan during the three-month period ended March 31, 2026 and for the year ended December 31, 2025:

Number of share options

Outstanding as of January 1, 2025	33,498,750
Granted during the year	—
Exercised during the year	(2,093,449)
Cancelled during the year	(93,466)
Forfeited during the year	(487,500)
Outstanding as of December 31, 2025	30,824,335

Exercisable as of December 31, 2025	—
Granted during the three-month period	—
Exercised during the three-month period	—
Cancelled during the three-month period	—
Forfeited during the three-month period	—
Outstanding as of March 31, 2026	30,824,335
Exercisable as of March 31, 2026	—

Exit Options

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Exit Options will be paid in equity in the occurrence of an exit event, such as an IPO; therefore, the vesting period of such options represents the best estimate of the Company for the occurrence of an exit event.

The following table illustrates the movements in Exit Options during the three-month period ended March 31, 2026 and the year ended December 31, 2025:

Number of share options

Outstanding as of January 1, 2025	7,444,974
Granted during the year	—
Exercised during the year	(472,604)
Cancelled during the year	(51,393)
Outstanding as of December 31, 2025	6,920,977

Exercisable as of December 31, 2025	—
Granted during the three-month period	—
Exercised during the three-month period	—
Cancelled during the three-month period	—
Forfeited during the three-month period	—
Outstanding as of March 31, 2026	6,920,977

Exercisable as of March 31, 2026	—

2024 Post-IPO Equity Incentive Plan

On December 10, 2024, the Company’s Board of directors approved the following awards under the 2024 Post-IPO Equity Incentive Plan:

Number of share options

Outstanding as of January 1, 2025	1,310,000
Granted during the year	2,860,000
Forfeited during the year	(80,000)

Outstanding as of December 31, 2025	4,090,000

Exercisable as of December 31, 2025	—
Granted during the three-month period	—
Forfeited during the three-month period	—
Outstanding as of March 31, 2026	4,090,000

Exercisable as of March 31, 2026	—

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Restricted Stock Units (“RSUs”)

The Company’s Board of directors also approved the award of Restricted Stock Units (RSUs) under the 2024 Post-IPO Equity Incentive Plan, all of which have been granted to senior management and certain members of the Board as bonus compensation. Out of the 1,126,000 RSUs granted, 846,000 RSUs are subject to cliff-vesting over a one-year period, with 100% of the total RSUs vesting in a single installment on January 1, 2026 (497,003 RSUs) and 2027 (349,000 RSUs), and 280,000 RSUs vest over three years. The table below sets forth the number of RSUs granted per year.

Number of RSUs

Outstanding as of January 1, 2025	585,000
Granted during the year	541,000
Vested RSUs during the year	(93,333)
Forfeited during the year	—
Outstanding as of December 31, 2025	1,032,667
Granted during the three-month period	—
Vested RSUs during the three-month period	(497,003)
Forfeited during the year	—
Outstanding as of March 31, 2026	535,664

Liquidity Event Share Plan

The Company’s board of directors adopted a plan in 2023 (the “Liquidity Event Share Plan”) pursuant to which certain members of senior management and Bolton Partners Ltd. could become eligible to receive incremental equity compensation subject to the consummation of an IPO and further conditioned to the achievement of certain targets of enterprise valuation. The board of directors approved 7,500,000 RSUs each equal to one Class C common shares to be granted under the Liquidity Event Share Plan. After the IPO, the board concluded that based on the terms of the IPO, the conditions for delivery of the full amount of shares under the Liquidity Event Share Plan had been met and decided that Class C common shares would be delivered to the participants. On June 24, 2025, the Company’s board of directors approved the specific allocation and delivery of the RSUs to Bolton Partners Ltd. and some direct reports of the Company’s CEO pursuant to the Liquidity Event Share Plan. These RSUs vest over three years in increments of 8.33% at the end of designated quarterly dates, starting with 625,000 RSUs on June 30, 2025, and continuing quarterly until March 31, 2028.

BBB Foods Inc. and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

Number of RSUs

Outstanding as of January 1, 2025	—
Granted during the year	7,500,000
Vested RSUs during the year	(1,875,000)
Outstanding as of December 31, 2025	5,625,000
Granted during the three-month period	—
Vested RSUs during the three-month period	(625,008)
Outstanding as of March 31, 2026	4,999,992
Exercisable as of March 31, 2026	—

On June 24, 2025, the Board of Directors designated Kamal Anthony Hatoum (Chief Executive Officer) as option plan administrator, to serve in that position as a “committee of one” for purposes of administering and interpreting the 2024 Post-IPO Equity Incentive Plan.

The share-based payments during the three-month periods ended March 31, 2026 and 2025 were recognized in administrative expenses as follows:

	For the three-month periods ended
	March 31, 2026		March 31, 2025
Options granted - 2004 Option Plan	Ps.	56,632	Ps.	100,174
Options granted - 2024 Equity Incentive Plan		131,126		46,253
RSUs granted - 2024 Equity Incentive Plan		62,060		66,863
RSUs granted - Liquidity Event Share Plan		471,687		—
Share-based payments	Ps.	721,505	Ps.	213,290

Note 19 -
Subsequent events:

In preparing these interim condensed consolidated financial statements, the Company has evaluated the events and transactions for recognition or disclosure subsequent to March 31, 2026, and through May 27, 2026 (date of approval of these interim condensed consolidated financial statements), and no significant subsequent events were identified.

Note 20 -
Contingencies:

The Company is involved in several lawsuits and claims derived from the ordinary course of business. It is expected that the outcome of these matters will not have significant adverse effects on the Company´s financial position or future consolidated results of operations.

As disclosed in the Company's 2025 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 2, 2026, the Company recognized a one-time write-off of an account receivable relating to the termination of our payment terminal provider. Management continues to pursue legal proceedings against the provider.